Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following transcript and slides are from a video presentation by Freescale Semiconductor, Ltd. (the “Company”) distributed on March 12, 2015.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP Semiconductors N.V. (“NXP”) pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 which is available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, NXP plans to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of the Company and a prospectus of NXP. The Company will mail the prospectus/proxy statement to its shareholders. INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014. Information regarding NXP’s directors and executive officers is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint prospectus/proxy statement when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

2

Hello, my name is Karen Rapp. I am leading the Freescale Integration Team for the Freescale and NXP Merger. Over the last few days you have been hearing a lot about Leverage Ratios. I’d like to take a minute to explain what Leverage Ratios mean.

At a high level, Leverage Ratio is a reflection of your ability to pay your debt. It’s the total amount of your debt, less cash, divided by your income.

During the recession, when Freescale was in financial distress, our Leverage Ratio was very high, about 8x, we had a high level of debt and minimal income. In that situation, we held on to whatever cash we had. As we’ve grown our revenue and margin, we’ve had higher income and we’ve reduced our debt, and our Leverage Ratio is around 4X now. That allows us to have a little more flexibility. We can make acquisitions, like you’ve seen with Zenverge, and we can pay bonuses. Basically, a lower Leverage Ratio provides a lot more flexibility, so the lower the ratio the better.

Let me share an example of how it works when there is a combination of entities. I’m going to use a fun example.

Let’s assume that Miss Microcontroller has a mortgage of $400,000, and this is her only debt. Her income after expenses is $200,000. Miss Microcontroller’s leverage is 2x, $400,000/200,000. So then she falls in love with Dr. Semiconductor and they decide to get married. Dr. Semiconductor has total debt of $500,000, lots of student loans. His income after expenses is $100,000. Dr. Semiconductor’s leverage ratio is 5x, $500,000/100,000.

When Miss Microcontroller and Dr. Semiconductor get married, their combined debt will be $900,000. But they decide to borrow an additional 100,000 for wedding expenses, so their total debt goes to $1,000,000.

But their combined income is higher as well, at $300,000. So now, the happily married couple’s leverage ratio will be the $1,000,000 divided by $300,000, or approximately 3x. Over the next six quarters, the couples combined income increases $50,000 because they are more productive, and they are able to reduce their living expenses. The Semiconductors will use this increased income after expenses to reduce their debt to $700,000. At this point, their leverage ratio will be $700,000 divided by $350,000 or 2x.

So there are two ways to reduce the leverage ratio – reducing debt and increasing income. Both of these things we will continue to do at Freescale with our focus on Growth and Margin, until the merger closes. And this will make the combined company even stronger.

If you have any questions about this, or anything else, please ask them on our Merger Website, that you can access from the Summit Home Page.

Thank you!

Debt

$400,000

Income after expenses

$200,000

2X

$400K Leverage

$200K

TM

Debt

$500,000

Income after ex

$100,000

5X

everage $500K

$100K

TM

Combined Debt Combined Income

$900,000 $300,000

+

Wedding loan

$100,000

= 3X

TOTAL Debt

$1,000,000 Leverage $1M

$300K

Combined Income

Combined Income

$300,000 $350,000

Quarters 1 2 3 4 5 6

TOTAL Debt

$1,000, 2X

everage 700K

NEW TOT

$700, $350K

TM